Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2004	2005	2006	2007	2008

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(2,555)	$(282)	$(166)	$(308)	$(1,500)
Fixed Charges	567	698	773	783	825

Total Earnings	$(1,988)	$416	$607	$475	$(675)

Fixed Charges
Interest Expense	$539	$665	$746	$762	$801
Amortization of Debt Costs	21	26	20	14	17
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$567	$698	$773	$783	$825

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, 2006, 2007, and 2008 were insufficient to cover fixed charges by $2.6 billion, $282 million, $166 million, $308 million, and $1.5 billion respectively. As a result of such deficiencies, the ratios are not presented above.